Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     OPTI Canada Announces First Quarter 2009 Results

     TSX: OPC

     CALGARY, April 28 /CNW/ - OPTI Canada Inc. (OPTI) announced today the
Company's financial and operating results for the quarter ended March 31,
2009.
     The Long Lake Project (the Project) is the first to use OPTI's integrated
OrCrude(TM) process. Our proprietary process is designed to substantially reduce operating costs compared to other oil sands projects while producing a high quality, sweet synthetic crude.
     "We are pleased to have successfully produced and sold our first upgraded premium synthetic crude this quarter, and to have demonstrated that our technology works," said Chris Slubicki, President and Chief Executive Officer.
"We expect that improvements being made to the water treatment system will significantly enhance steam injection, and therefore bitumen production in the second quarter and lead to a substantial ramp-up in PSC(TM) production."

     <<
     FINANCIAL SUMMARY
     -------------------------------------------------------------------------
                                   Three months
     In millions                 ended March 31       Years ended December 31
     -------------------------------------------------------------------------
                                                          2008           2007
                                           2009    As restated    As restated
     -------------------------------------------------------------------------
     Net income (loss)                $     (97)     $ (477)(1)     $     151
     Total oil sands expenditures(2)         75            706            961
     Working capital (deficiency)           167            (25)           271
     Shareholders' equity             $   1,375      $   1,471      $   1,951
     Common shares outstanding
      (basic)                             196(3)           196            195
     -------------------------------------------------------------------------

     Notes:
     (1) Includes $369 million pre-tax asset impairment provision related to working interest sale to Nexen.
     (2) Capital expenditures related to Phase 1 and future phase development.
         Capitalized interest, hedging gains/losses and non-cash additions or charges are excluded.
     (3) Common shares outstanding at March 31, 2009 after giving effect to the exercise of common share options would be approximately 203 million common shares.
     >>

     PROJECT STATUS

     In the first quarter of 2009, OPTI reached a significant milestone with the production and sale of first PSC(TM) from the Long Lake Project. We have recently produced approximately 15,000 barrels per day (bbl/d) gross of on-spec, high quality PSC(TM), upgraded from low-value bitumen. All major process units in the Upgrader are operational, and preparation is underway to transition gasifier feed from vacuum residue to ashphaltenes, the final step in OrCrude(TM) commissioning. Synthesis gas from the Upgrader has been used in
SAGD operations, decreasing operating costs by reducing the requirement for purchased third-party natural gas. During the initial operating period, we expect periods of downtime but anticipate that the stability of operations will continue to improve. Upgrader reliability is improving with 4 days of operation in February, 16 days of operation in March and 20 days of operation to date in April. We expect Upgrader capacity during ramp-up will be capable of processing all of the forecasted SAGD volumes and we expect the Project to reach full capacity of approximately 58,500 bbl/d of PSC(TM) and other products by late 2010.
     The Long Lake reservoir continues to perform as expected given the amount of steam that has been injected into the reservoir. Steam generation has been limited by the ability to treat water during the ramp-up period. At full production, approximately 90 to 95 percent of the water injected into the reservoir is recycled. During ramp-up, it is necessary to add cold source water to the recycled hot produced water in order to increase our overall steam volumes over time. Temperature limitations in the water treating system have limited the ability to materially increase steam volumes. A number of changes to the water treating system have been implemented, which include adding supplementary heat to the hot lime softeners and improvements to the filtration system. We expect this will increase steam injection rates and bitumen production.
     Steam generation in the first quarter totalled approximately 66,000 bbl/d day, with bitumen production averaging approximately 13,400 bbl/d. With certain changes to the water treating system recently implemented, recent steam volumes have averaged approximately 80,000 bbl/d. As a result, bitumen volumes have begun to ramp-up and April volumes to April 25 averaged approximately 16,000 bbl/d. Given steaming constraints, allocation of steam is necessary and accordingly only 40 of 81 well pairs are presently in production mode. With inconsistent steam injection the average steam to oil ratio (SOR)
for these wells ranges between 4.0 and 5.0. We continue to expect a long term
SOR of 3.0. As further improvements are made to the water treatment system and steam generation increases, all remaining wells will be brought on. We expect
SAGD volumes to increase consistently from current production to full capacity of 72,000 bbl/d by late 2010. During the SAGD ramp-up period in 2009 and 2010, we also expect to process up to 10,000 barrels per day of third party bitumen.

     COMPLETION OF ASSET SALE AND DEBT FACILITY AMENDMENT

     On January 27, 2009, OPTI announced that we had significantly enhanced our liquidity with the completion of the sale of a 15 percent working interest in our joint venture assets to our partner Nexen for $735 million. Effective
January 1, 2009 , OPTI has a 35 percent working interest in all joint venture assets, including Phase 1 of the Project, all future phase reserves and resources, and future phases of development. All Project and operating employees who accepted offers from Nexen were transitioned effective April 1,
2009.

     CORPORATE UPDATE

     OPTI also announced today the appointment of Kiren Singh to Vice
President and Treasurer. Ms. Singh, who joined OPTI in 2008 as Treasurer, has over 20 years of experience in corporate and project finance and corporate insurance with Canadian and international energy leaders including Mobil and
ExxonMobil. Ms. Singh holds an MBA from the University of Calgary and a
Chartered Financial Analyst designation.
     As a result of OPTI's ongoing corporate transition to that of a non-operating entity, Bill King, formerly VP Development, is no longer with the company. OPTI's senior management consists of: Chris Slubicki, President and Chief Executive Officer; Travis Beatty, VP Finance and CFO; Joe Bradford,
VP Legal and Administration and Corporate Secretary; Kiren Singh, VP and
Treasurer; and Al Smith, VP Marketing.

     CAPITAL EXPENDITURES

     Phase 1 of the Long Lake Project is essentially complete as of March 31,
2009. The remaining capital costs relate to the completion of the steam expansion project, expected later this year, and the ash processing unit in
2010. The cost to complete these two projects is approximately $35 million net to OPTI, most of which will be incurred in 2010.
     The table below identifies historical expenditures incurred by us in relation to the Project, other oil sands activities and other capital expenditures.

     <<
     -------------------------------------------------------------------------
                                 Three months      Year ended      Year ended
                                  ended March            2008            2007
     In millions                     31, 2009     As restated     As restated
     -------------------------------------------------------------------------
     Long Lake Project - Phase 1
       Upgrader & SAGD                   $ 13           $ 480           $ 811
       Sustaining capital                  21              60              17
       Capitalized operations              18              32              37
     -------------------------------------------------------------------------
     Total Long Lake Project               52             572             865
     Expenditures on future phases
       Engineering and equipment            5              64              35
       Resource acquisition and
        delineation                        18              70              61
     -------------------------------------------------------------------------
     Total oil sands expenditures          75             706             961
     Capitalized interest                  29             139             130
     Other capital expenditures           (19)             35              17
     -------------------------------------------------------------------------
     Total cash expenditures               85             880           1,108
     Non-cash capital charges               -               4               8
     -------------------------------------------------------------------------
     Total capital expenditures          $ 85           $ 884         $ 1,116
     -------------------------------------------------------------------------
     >>

     For the three months ended March 31, 2009 we incurred capital expenditures of $85 million. Our $13 million share of the Phase 1 expenditures for Upgrader and SAGD were primarily related to the ongoing construction of the steam expansion project. Sustaining capital expenditures of $21 million related primarily to engineering and resource delineation for future Phase 1 well pads. Our share of capitalized operations of the Upgrader was $22 million related to commissioning costs, offset by $4 million of PSC(TM) sales.
Effective July 1, 2008, we no longer capitalize our share of the net SAGD operations. However, we continue to capitalize net Upgrader operations as the
Upgrader is not ready for intended use for accounting purposes.
     For the three months ended March 31, 2009, we incurred expenditures of $5 million for engineering and $18 million for resource acquisition and delineation for future phases. In conjunction with Nexen, we expended $14 million to acquire the petroleum and natural gas rights and oil sands rights on lands adjacent to our properties. We expended $4 million on corehole delineation and seismic costs associated with future phases of development.
     Capitalized interest for the three months ended March 31, 2009 includes interest of $28 million on our senior secured notes (Notes) and $1 million with respect to our revolving credit facilities. We have allocated our interest costs between the SAGD and Upgrader portions of the project based on book value. The reduction in other capital of $19 million in the period related to a reduction in the balance of Upgrader inventories and the write-off of previously capitalized transaction costs in connection with the working interest sale to Nexen.

     <<
     RESULTS OF OPERATIONS

     Three months ended March 31, 2009
     ---------------------------------

     -------------------------------------------------------------------------
                                                Three months     Three months
                                                       ended            ended
                                              March 31, 2009   March 31, 2008
     In millions                                                  As restated
     -------------------------------------------------------------------------
     Total revenue                                      $ 29              $ 2
     Expenses
       Operating expenses                                 28                -
       Diluent and feedstock purchases                    29                -
       Transportation                                      3                -
       Interest expense                                   19                -
       General and administrative                          6                4
       Loss on disposal of assets                          1                -
       Foreign exchange translation loss                  75               56
       Realized gain on commodity contracts              (24)              (8)
       Net unrealized gain on derivative contracts       (22)             (44)
       Depletion, depreciation and amortization            4                1
       Future tax expense (recovery)                     $ 7             $ (1)
     -------------------------------------------------------------------------

     First Quarter Operational Overview
     ----------------------------------
     >>
     Our overall results in the first quarter of 2009 reflected the inconsistent performance of the SAGD and Upgrader operation and resulting relatively low SAGD volumes. Although we expect a resolution to many of the surface water treating issues in the near term, we were not able to generate sufficient steam on a consistent basis during the first quarter to increase our SAGD production volumes. As a result of the low and variable SAGD volumes, and minor operational interruptions for the Upgrader, the Upgrader was producing PSC(TM) for only 29 days during the quarter. As the water treating issues are resolved and steam production increases and becomes more reliable, we expect that the resulting higher SAGD volumes will result in more on-stream days for the Upgrader as well. We define our net field operating margin as sales that include petroleum product and power sales minus operating expenses, diluent and feedstock purchases and transportation costs (see "Non GAAP
Financial Measures"). This margin was a loss of $31 million during the period as compared with a loss of $56 million in the preceding quarter. As most of our SAGD and Upgrader operating costs are fixed, we expect that rising SAGD volumes and an increasing number of days that the Upgrader operates will lead to improvements in our net field operating margin. This expected improvement would be attributable to higher PSC(TM) sales and lower diluent costs.

     <<
     Total Revenue
     -------------
     >>
     For the three months ended March 31, 2009, we earned Premium Synthetic
Heavy (PSH) revenue of $27 million. Our share of PSH sales averaged 7,700 bbls/day at a price of approximately $39.50/bbl. In the same period, we had power sales of $2 million representing 23,503 MW of electricity sold at an average price of $69.87/MW. In the first quarter of 2008, revenue of $2 million was entirely comprised of interest income.

     <<
     Expenses, gains and losses
     --------------------------
     (x) Operating expenses
     >>

     For the three months ended March 31, 2009, operating expenses associated with SAGD operation were $28 million, primarily comprised of natural gas, maintenance, labour and operating materials and services. There were no operating expenses recorded in the corresponding period in 2008, as they were capitalized since we had not yet reached commercial SAGD operations.

     (x) Diluent and feedstock purchases

     For the three months ended March 31, 2009, diluent and feedstock expenses were $29 million. Diluent purchases averaged $65.17/bbl. There were no diluent and feedstock purchases included in operations in the corresponding period in
2008.
     (x) Transportation

     For the three months ended March 31, 2009, transportation expenses were
$3 million, which were comprised of pipeline costs associated with PSH sales.
There was no transportation expenses included in operations in the corresponding period in 2008.

     (x) Interest expense

     For the three months ended March 31, 2009, interest expense was $19 million. The expense relates to the amount of interest associated with our
SAGD assets and does not include interest associated with the Upgrader assets, which continues to be capitalized. There was no interest expense recorded in the corresponding period in 2008, as this cost was capitalized since we had not yet reached commercial operations. Our total interest cost for the quarter is $48 million.

     (x) General and Administrative

     For the three months ended March 31, 2009, general and administrative
(G&A) expenses increased to $6 million from $4 million in 2008. The increase in 2009 is due to severance payments related to the re-organization of OPTI after the asset sale to Nexen. Additional transition costs are expected during the second quarter, however, we anticipate G&A costs to be lower starting in the third quarter.

     (x) Loss on disposal of assets

     For the three months ended March 31, 2009, loss on disposal of assets was
$1 million. This loss relates to additional costs incurred during the quarter related to the asset sale to Nexen. There were no asset disposals in the corresponding period in 2008.

     (x) Foreign exchange translation loss

     For the three months ended March 31, 2009, foreign exchange translation loss increased to $75 million from $56 million in 2008. The loss is comprised of the re-measurement of our U.S.-dollar-denominated long-term debt and cash.
Although the Canadian dollar declined as compared to the U.S. dollar in both periods, the amount of decline was greater in 2009 versus 2008. The rate changed from CAD$1.22 to US$1.00 at the end of 2008 to CAD$1.26 to US$1.00 at
March 31, 2009.

     (x) Realized gain on hedging instruments

     For the three months ended March 31, 2009, we had a realized gain of $24 million related to our US$80/bbl crude oil puts and our US$77/bbl crude oil swaps. We realize gains on these contracts to the extent that the contract price exceeds the West Texas Intermediate (WTI) price. During the period, the average price of WTI was $43.20/bbl.

     (x) Net unrealized gain on hedging instruments

     For the three months ended March 31, 2009, we had a net unrealized gain of $22 million. The net unrealized gain is comprised of an unrealized gain of
$37 million on our foreign exchange hedging due to the weakening of the
Canadian dollar as compared to the US dollar. This was offset by an unrealized mark to market loss of $15 million on commodity hedges as the price of WTI increased over the quarter and the remaining term of the contract, and therefore barrels hedged, decreased from twelve months to nine months.
     For the remainder of 2009, our commodity hedges are comprised of a 6,000 bbl/d put option at a net price of approximately US$76/bbl and a 500 bbl/d swap at US$77/bbl. For 2010, our commodity hedges are comprised of a 2,000 bbl/d swap at US$65/bbl.

     (x) Depletion, depreciation and amortization

     For the three months ended March 31, 2009, depletion, depreciation and amortization was $4 million compared to $1 million in 2008. The increase is due to commencement of depreciation and depletion of SAGD assets in 2009, as the 2008 amount only included depreciation of corporate assets.

     (x) Future Tax Expense (Recovery)

     Future tax expense for the three months ended March 31, 2009 is $7 million, compared with a recovery of $1 million in the corresponding period of
2008. An expected future tax recovery associated with our taxable loss was more than offset by a valuation allowance that was taken against the future tax asset created by capital losses on the translation of long term debt. The realization of this portion of our future tax asset can not be reasonably assured and as such a valuation allowance was recorded.

     (x) Foreign Exchange Hedging Instruments

     OPTI is exposed to foreign exchange rate risk on our long-term
U.S.-dollar-denominated debt. To partially mitigate this exposure, we have entered into US$875 million of foreign exchange forwards to manage our exposure to repayment risk on our U.S.-dollar-denominated debt. The forward contracts provide for the purchase of U.S. dollars and the sale of Canadian dollars at a rate of approximately CDN$1.17 to US$1.00 with an expiry in April
2010. With respect to our U.S.-dollar-denominated debt, these forward contracts provide protection against a decline in the value of the Canadian dollar below CDN$1.17 to US$1.00 on a portion of our debt. As noted under
"Liquidity", the value of these derivatives affects our debt to capitalization covenant as the value of these contracts is included in the measurement of our debt for covenant purposes.
     The unrealized gain for the three months ended March 31, 2009 is $37 million and the period-end value of the forwards is an asset of $68 million
(December 31, 2008: $32 million). The value of the currency derivatives increased from December 31, 2008 due to a weakening Canadian dollar as compared to the U.S. dollar.

     <<
     Summary Financial Information

     -------------------------------------------------------------------------
                                     2009             2008 As restated
     In millions                  --------------------------------------------
      (except per share amounts)       Q1       Q4       Q3       Q2       Q1
     -------------------------------------------------------------------------
     Revenue                       $   29   $    -   $    -   $    -   $    -
     -------------------------------------------------------------------------
     Interest income                    -        2        1        1        2
     -------------------------------------------------------------------------
     Net earnings (loss)              (97)    (422)     (17)     (32)      (6)
     -------------------------------------------------------------------------
     Earnings (loss) per share,
      basic and diluted            $(0.50)  $(2.15)  $(0.09)  $(0.16)  $(0.03)
     -------------------------------------------------------------------------

     -------------------------------------------------------
                                        2007 As restated
     In millions                  --------------------------
      (except per share amounts)       Q4       Q3       Q2
     -------------------------------------------------------
     Revenue                       $    -   $    -   $    -
     -------------------------------------------------------
     Interest income                    3        3        2
     -------------------------------------------------------
     Net earnings (loss)               32       11      108
     -------------------------------------------------------
     Earnings (loss) per share,
      basic and diluted            $ 0.16   $ 0.06   $ 0.55
     -------------------------------------------------------
     >>

     Prior to the first quarter of 2009, quarterly variations in interest income are primarily the result of the amount of cash and cash equivalents available for investment during the applicable period. The amount of cash and cash equivalents is influenced by the size and nature of financing activities and the level of investing activities during the period.
     Earnings have been influenced by fluctuating foreign exchange translation gains and losses primarily related to re-measurement of our
U.S.-dollar-denominated long-term debt, fluctuating realized and unrealized gains and losses on hedging instruments, fluctuating interest income, increasing levels of G&A expenses and fluctuating future tax expense. During the second quarter of 2007, we had a $112 million foreign exchange translation gain. During the fourth quarter of 2007, we had a $20 million unrealized gain on hedging instruments, a $6 million foreign exchange translation gain and a
$9 million recovery of future taxes primarily as a result of a reduction in the applicable federal tax rate that increased our earnings. During the second quarter of 2008, we had a $34 million unrealized loss on hedging instruments.
During the fourth quarter of 2008, we had a pre-tax asset impairment for accounting purposes related to our working interest sale of $369 million and a future tax expense recovery, primarily related to this impairment, of $116 million, as well as a $254 million foreign exchange translation loss and $105 million realized gain and a $28 million unrealized gain on hedging instruments.
     In the first quarter of 2009, we earned revenue and operating expenses associated with early stages of SAGD operation. These initial stages of SAGD operation are at relatively low operating volumes and therefore our operating results associated with these activities are expected to improve as SAGD production increases. In addition, we had significant realized and unrealized gains and losses related to foreign exchange translation losses and hedging instruments. We anticipate fluctuations in earnings attributable to these items based on future changes in foreign exchange rates (Canadian dollars relative to U.S. dollar) and WTI.

     SHARE CAPITAL

     At April 15, 2009, OPTI had 195,929,526 common shares and 7,321,816 common share options outstanding. The common share options have a weighted average exercise price of $12.29 per share. At April 15, 2009, OPTI's fully diluted shares outstanding were 203,251,342.

     <<
     LIQUIDITY AND CAPITAL RESOURCES

     Capital Resources and Liquidity
     -------------------------------
     >>
     At March 31, 2009, we have approximately $218 million of cash on hand and have the ability to borrow an additional $263 million on our $350 million revolving credit facility. Our cash and cash equivalents are invested exclusively in money market instruments issued by major Canadian institutions.
Our long-term debt currently consists of US$1,750 million of Notes and a $350 million revolving credit facility, of which $87 million is drawn.
     For the three months ended March 31, 2009, cash used by operating activities was $53 million, cash used by financing activities was $559 million and cash provided by investing activities was $612 million. These changes, combined with a gain on our U.S.-dollar-denominated cash of $2 million, resulted in an increase in cash and cash equivalents during the period of $1 million.
     During the first quarter of 2009, we received significant funding as a result of our working interest sale to Nexen. We received gross proceeds of
$735 million. We used $545 million of these proceeds to repay amounts owing on our revolving credit facilities and $85 million as pre-funding of a portion of our 2009 joint venture capital program with Nexen. For the remainder of 2009, working capital, prepaid capital, operating cash flow and availability under our revolving credit facilities are expected to fund our capital expenditures.
     OPTI has cash and unused credit facilities of $481 million as of March
31, 2009.
     Our debt facilities contain a number of provisions that serve to limit the amount of debt we may incur. With respect to our revolving credit facility, the key maintenance covenants are with respect to the ratio of debt outstanding under the revolving credit facility to earnings before interest, taxes and depreciation (EBITDA) and total debt to capitalization. Maintenance covenants are important as they are ongoing conditions that must be satisfied to comply with the terms of the revolving credit facility.
     The revolving credit facility debt to EBITDA covenant is measured quarterly, commencing in the third quarter of 2009. It requires that this ratio is lower than 2.5:1 commencing for the quarter ended September 30, 2009.
The first three measurements of EBITDA for this covenant will annualize EBITDA as measured from July 1, 2009, to the end of the applicable covenant period.
Thereafter, EBITDA will be based on a trailing four quarters. Realized cash gains on commodity contracts, such as our existing puts and forwards, are included in EBITDA for the purposes of the covenant.
     There is risk that we may fail to meet this covenant. The most significant risk to us not meeting this covenant is lower than expected bitumen production and associated PSC(TM) sales. We expect to generate sufficient EBITDA to meet this covenant if SAGD volumes increase according to our forecast and capital and operating expenditures are consistent with our forecast.
     Other risks include commodity pricing, operating costs and capital expenditures. Commodity pricing is a less significant risk in 2009 as a substantial portion of our production is hedged. We have hedged 6,000 bbl/d for the remainder of 2009 at a net price of approximately US$76/bbl, which is a substantial portion of our expected 2009 PSC(TM) sales volume. An additional
500 bbl/d for the remainder of 2009 is hedged with a US$77/bbl swap (risks associated with our hedging instruments are discussed in more detail under
"Financial Instruments"). Should operating or capital costs be greater than anticipated, we would require additional SAGD and PSC(TM) volumes in order to meet this covenant. The majority of our operating costs and interest costs are fixed. Aside from changes in the price of natural gas, our costs will neither decrease nor increase significantly as a result of fluctuations in WTI prices other than with respect to royalties, which increase at WTI prices higher than
$55/bbl.
     We plan to monitor operating and financial results carefully in the period leading up to the covenant. To address the risk of non compliance with this covenant, we may pursue some or all of the following options: use cash to pay down our revolving credit facility balance, sell our financial derivatives to generate EBITDA and reduce leverage, or seek an amendment to the covenant from our lenders with respect to the covenant.
     The total debt to capitalization covenant requires that we do not exceed a ratio of 70 percent as calculated on a quarterly basis. The covenant is calculated based on the book value of debt and equity. The book value of debt is adjusted for the effect of any foreign exchange derivatives issued in connection with the debt that may be outstanding. Our capitalization is adjusted to exclude the $369 million increase to deficit as a result of the of the asset impairment associated with the working interest sale to Nexen and the $85 million increase to January 1, 2009 opening deficit as a result of new accounting pronouncements effective on that date. At March 31, 2009, this means for the purposes of this covenant calculation that our debt would be reduced by the value of our foreign exchange forward in the amount of $68 million and our deficit would be reduced by $454 million. With respect to
U.S.-dollar-denominated debt, for purposes of the total debt to capitalization ratio, the debt is translated to Canadian dollars based on the average exchange rate for the quarter. The total debt to capitalization is therefore influenced by the variability in the measurement of the foreign exchange forward, which is subject to mark to market variability and average foreign exchange rate changes during the quarter.
     In respect of new borrowings under the $350 million revolving credit facility prior to reaching completion of the Project, we are required to have sufficient funds (including cash and undrawn revolver) to fund our share of remaining Project costs.
     With respect to our Notes, the covenants are in place primarily to limit the total amount of debt that OPTI may incur at any time. This limit is most affected by the present value of our total proven reserves using forecast prices discounted at 10 percent. Based on our 2008 reserve report, as adjusted for our new working interest in the joint venture, we have sufficient capacity under this test to incur additional debt beyond our existing $350 million revolving credit facility and existing Notes. Other leverage factors, such as debt to capitalization and total debt to EBITDA, are expected to be more constraining than this limitation.
     We have semi-annual interest payments of US$71 million in June and
December of each year until maturity of the Notes in 2014. Also, we estimate our share of capital expenditures required to sustain production of Phase 1 at or near planned capacity for the Project will be approximately $60 million per year for the next five years. We expect to fund these payments from future operating cash flow and from existing financial resources that includes the available portion of the revolving credit facility.
     A significant portion of our capital budget for 2009 has been pre-funded.
As part of the working interest sale to Nexen, we provided $85 million to
Nexen in January to be applied against our working interest share of the 2009 joint venture capital budget of $114 million net to OPTI. Of this amount, $28 million remains at March 31, 2009.
     Recent developments in capital markets have restricted our access to new debt and equity. Although our current financial resources are considered sufficient for the next 12 to 24 months based on current production and operating estimates, delays in ramp-up of SAGD production, operating issues with the SAGD or Upgrader operations, further deterioration of commodity prices, could result in additional funding requirements earlier than we have estimated. Should the Company require such funding, it may be difficult to obtain such financing.

     CREDIT RATINGS

     OPTI maintains a company rating and a rating for its revolving credit facility and Senior Notes with Moody's Investor Service (Moody's) and Standard and Poors (S&P). Please refer to the table below for the respective ratings.

     <<
                                               Moody's           S&P
                                               -------           ---
     OPTI Corporate Rating                     B3                B-
     Revolving Credit Facility                 Ba3               B+
     8.25% Notes                               B3                B
     7.875% Notes                              B3                B
     >>

     The Moody's ratings were downgraded in February 2009 with continued
negative outlook. The S&P ratings were also downgraded in March 2009 with negative outlook, but the credit watch with negative implications was removed.
     A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

     CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     Commitments for contracts and purchase orders at March 31, 2009 related to project development are $21 million based on a joint venture working interest of 35 percent.
     During the three months ended March 31, 2009, our debt decreased by $545 million as a result of repayments made from the proceeds of the asset sale.
Our long-term debt was reduced when we repaid $399 million on our $500 million revolving credit facility and reduced the size of this facility to $350 million. In addition, we repaid $146 million and cancelled our $150 million revolving credit facility.
     The following table shows our contractual obligations and commitments related to financial liabilities at March 31, 2009.

     <<
     -------------------------------------------------------------------------
                                           Less                          More
     In millions                           than     2 - 3     4 - 5      than
                                Total    1 year     years     years   5 years
     -------------------------------------------------------------------------
     Accounts payable and
      accrued liabilities     $   173   $   173   $     -   $     -   $     -

     Long-term debt
      (Notes - principal)(1)    2,207                                   2,207

     Long-term debt (Notes
      - interest)(1)            1,072       179       357       357       179

     Long-term debt
      (Revolving)(2)               87         -        87         -         -

     Capital leases(3)            102         5         9         8        80

     Operating leases and
      other commitments(4)        111         8        22        23        58

     Contracts and purchase
      orders(5)                    21        21         -         -         -
     -------------------------------------------------------------------------
     Total commitments        $ 3,773   $   386   $   475   $   388   $ 2,524
     -------------------------------------------------------------------------

     Notes:
     (1) Consists of US$1,000 million with 8.25% interest payable semi-
         annually and US$750 million with 7.875% interest payable semi-
         annually.
     (2) Consists of $87 million drawn on the revolving credit facility. The repayment represents only the final repayment of the facility at its scheduled maturity in 2011. In addition, we are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates. In additions, such interest amounts are not material relative to our other commitments.
     (3) Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term at a working interest of 35 percent.
     (4) Consists of our share of payments under our product transportation agreements with respect to future tolls during the initial contract term at a working interest of 35 percent.
     (5) Consists of our share of commitments associated with contracts and purchase orders in connection with the Project and our other oil sands activities.
     >>

     NON-GAAP FINANCIAL MEASURES

     The term net field operating margin does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We plan to present this measure on a consistent basis from period to period. We consider net field operating margin to be an important indicator of the performance of our business as a measure of our ability to fund interest payments and invest in capital expenditures. The most comparable Canadian GAAP financial measure is net loss. For the first quarter of 2009, the following is a reconciliation of loss before taxes to net field operating margin (loss).

     <<
     -----------------------------------------------------
     In millions                                    Total
                                                    -----
     -----------------------------------------------------
     Loss before taxes                              $ (90)
     Interest                                          19
     General and administrative                         6
     Loss on disposal of assets                         1
     Foreign exchange translation loss                 75
     Net realized gain on hedging instruments         (24)
     -----------------------------------------------------
     Net unrealized gain on hedging instruments       (22)
     -----------------------------------------------------
     Depletion, depreciation and accretion              4
     -----------------------------------------------------
     Net field operating margin(loss)               $ (31)
     -----------------------------------------------------
     >>

     CONFERENCE CALL

     OPTI Canada Inc. will conduct a conference call at 6:30 a.m. Mountain
Time (8:30 a.m. Eastern Time) on Tuesday, April 28, 2009 to review the
Company's first quarter 2009 financial and operating results. Chris Slubicki,
President and Chief Executive Officer, and Travis Beatty, Chief Financial
Officer, will host the call. To participate in the conference call, dial:

     <<
                     (800) 731-6941    (North American Toll-Free)
                     (416) 644-3418    (Alternate)
     >>

     Please reference the OPTI Canada conference call with Chris Slubicki when speaking with the Operator.
     A replay of the call will be available until May 12, 2009, inclusive. To access the replay, call (416) 640-1917 or (877) 289-8525 and enter passcode
21303153, followed by the pound sign.
     This call will also be webcast, and can be accessed on OPTI Canada's website under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for replay for a period of 30 days. The webcast may alternatively be accessed at:

     ABOUT OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary
OrCrude(TM) process. Our first project, Phase 1 of Long Lake, consists of
72,000 barrels per day of (steam assisted gravity drainage (SAGD) oil production integrated with an upgrading facility. The upgrader uses the
OrCrude(TM) process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect
PSCTM to sell at a price similar to West Texas Intermediate (WTI) crude oil.
The Long Lake Project is being operated in a joint venture with Nexen Inc.
OPTI holds a 35 percent working interest in the joint venture. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

     FORWARD-LOOKING INFORMATION

     Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected production performance of the Long Lake Project and OPTI's other business prospects, expansion plans and strategies; the cost, development and operation of the
Long Lake Project and OPTI's relationship with Nexen Inc.; OPTI's anticipated financial condition and liquidity over the next 12 to 24 months; and our estimated future tax liability. Forward-looking information typically contains statements with words such as "intends," "anticipate," "estimate," "expect,"
"potential," "could," "plan" or similar words suggesting future outcomes.
Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein,
OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the
Long Lake Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the
PSC(TM) output of the OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks; government regulations and royalty regimes; and the degree of risk that governmental approvals may be delayed or withheld. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to
OPTI's current Annual Information Form (AIF) for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.
     Additional information relating to our Company, including our AIF, can be found at www.sedar.com

     %CIK: 0001177446

     /For further information: Alison Trollope, Manager, Investor Relations,
(403) 218-4705/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 04:00e 28-APR-09